UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

     (Check One) [_] FORM 10-K [_] Form 20-F [_] Form 11-K [X] Form 10-Q
                 [_] Form N-SAR

                 For Period Ended September 30, 2007

                 [_] Transition Report on Form 10-K
                 [_] Transition Report on Form 20-F
                 [_] Transition Report on Form 11-K
                 [_] Transition Report on Form 10-Q
                 [_] Transition Report on Form N-SAR

                 For the Transition Period Ended:
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     READ ATTACHED INSTRUCTIONS BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

            Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION:

TIX CORPORATION
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Full Name of Registrant

12001 Ventura Place, Suite 340
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Address of principal executive offices:

Studio City, California 91604
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City, State and Zip Code

PART II  - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(b) has been attached if applicable.


PART III  -  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

The Company acquired the assets of Exhibit Merchandising LLC on August 8, 2007. Accordingly, the Company has incurred a delay in assembling the information required to be included in its September 30, 2007 Form 10-QSB Quarterly Report.

PART IV  - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Mitch Francis               (818)               761 1002
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         (Name)                   (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?

      [X] Yes   [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

The Company acquired the assets of Exhibit Merchandising LLC on August 8, 2007, and its operations have been consolidated with the Company's operations from that date forward. As a result of the impact of the operations of Exhibit Merchandising on the Company's consolidated operations, the Company expects to report a significant increase in revenues and operating expenses for the three months and nine months ended September 30, 2007, as compared to the three months and nine months ended September 30, 2006.


                                 TIX CORPORATION
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                   Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2007            By  /s/ MITCH FRANCIS
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                                       Mitch Francis, Chief Executive Officer